Year Count	2020	2021	2022	2023	2024	2025
	B:M	N:Y	Z:AK	AL:AW	AX:BI	BJ:BU
Download Projections	-	273,952	1,341,589	4,823,498	15,751,218	50,047,087
Monthly Active Users	-	95,883	469,556	1,688,224	5,512,926	17,516,480
Revenue Per User (Monthly Average)	$ -	$ 15.21	$ 23.57	$ 28.34	$ 31.72	$ 34.65
Ad Revenue	$ -	$ 1,458,432.09	$ 11,068,600.04	$ 47,849,277.36	$ 174,886,494.92	$ 606,898,836.69
Revenue	$ -	$ 1,499,587.65	$ 11,337,986.96	$ 48,898,707.19	$ 178,393,042.72	$ 618,116,873.28
Hosting Costs	$16,020.88	$160,489.11	$743,904.26	$2,632,733.95	$8,570,769.06	$ 27,206,866.97
Reward Costs	$0.00	$370,261.32	$2,480,677.86	$9,761,078.34	$32,694,179.47	$ 104,668,074.82
Marketing Costs	$0.00	$105,000.00	$340,000.00	$360,000.00	$360,000.00	$ 360,000.00
Development Costs	$200,000.00	$370,000.00	$985,714.29	$1,642,285.71	$2,300,571.43	$ 2,958,857.14
Rent	$0.00	$0.00	$105,000.00	$180,000.00	$180,000.00	$ 180,000.00
Costs	$216,020.88	$1,005,750.44	$4,655,296.40	$14,576,098.01	$44,105,519.96	$135,373,798.93
EBITDA	$ (216,020.88)	$ 493,837.21	$ 6,682,690.55	$ 34,322,609.18	$ 134,287,522.76	$ 482,743,074.35

Notes:

Download projections are based on Android and iOS stores combined

Monthly Active Users 35% based on industry average

Revenue per User based on assumption of $0.01 cost per ad (over time number will be increased)

The average monthly active user will view approximately 6 ads a day in year 1 to meet the numbers above.